UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [September] 2006

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   (    ✓    )                    No        Form 40-F  (            )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  (            )                    No   (    ✓    )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated September 5, 2006. Attached is English language version of the notice.

The following table sets forth the summary of determination of provisional disposition for Patent Infringement Lawsuits against TechWing Inc.

1. Subject	Determination of provisional disposition for Patent Infringement Lawsuits against TechWing Inc.

2. Details of subject

1. Litigant

- Plaintiff: Mirae Corporation

- Defendant: TechWing Inc.

2. Receipt date of court decision documents: September 4, 2006

3. Summary of decision

-Defendant should be prohibited from all economic actions including manufacture, sell, use, assign, lease or any advertisement, display for assignment or lease on the lawsuit related test handler

-Defendant should stop taking possession of the lawsuit related test handler but not being brought to completion, which are stored in his head office, branch office, factory, office, or warehouse, placed on sale, or in use, and place all of the lawsuit related test handler in the custody of the bailiff whom the plaintiff authorizes to act on his behalf.

4.Reason for decision

-The above decision is made because there is a finding of fact that the defendant’s product infringed the plaintiff patent and an irreparable injury due to patent infringement will result unless the plaintiff’s patent right is enforced.

3. Decision Date	September 4, 2006

4. Others	- Technology summary of patent related this lawsuit: Vertical docking system of tray is a way of docking to tester vertically and core technology for total layout of test handler equipment (Korea patent number: 194326)
Date of Relevant Disclosure -

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2006

By	/s/ Gi-Hoon Joung
Gi-Hoon Joung
Mirae Corporation
Director of Accounting Team and Acting CFO

3